Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Silvercorp Metals Inc. (the “Company” or “Silvercorp”)
Suite 1750 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Item 2.	Date of the Material Change

February 6, 2024

Item 3.	News Release

A news release announcing the material change was disseminated on February 7, 2024 through Cision and subsequently filed under the Company’s profile on SEDAR+ at www.sedarplus.ca

Item 4.	Summary of Material Changes

Silvercorp is pleased to announce the appointment of Helen Cai to its Board as an independent director. Ms. Cai is a finance and investment professional with over two decades of experience, she is extensively versed in capital markets and all aspects of corporate finance from strategic planning to M&A transactions.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Lon Shaver, President at 604-669-9397 or at investor@silvercorp.ca.

Item 9	Date of Report

February 7, 2024

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

Helen Cai Joins Silvercorp Board

VANCOUVER, British Columbia – February 7, 2024 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) today announced the appointment of Helen Cai to its Board as an independent director.

Ms. Cai is a finance and investment professional with over two decades of experience, she is extensively versed in capital markets and all aspects of corporate finance from strategic planning to M&A transactions. Ms. Cai is currently an independent director of Barrick Gold Corporation and Largo Inc., and most recently worked as a managing director with China International Capital Corporation until the spring of 2021. Prior to this, Ms. Cai worked as a research analyst with the Goldman Sachs Group covering American mining and technology sectors and was highly ranked by the StarMine analyst ranking service. As a lead research analyst at China International Capital Corporation, Ms. Cai was ranked as Best Analyst by Institutional Investor and Asia Money in their China Research Sector Polls for multiple years when covering Hong Kong and China- listed companies. The landmark cross-border financing and M&A transactions she led subsequently as a senior investment banker also won various awards from Asia Money and The Asset. Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at Tsinghua University in China and the Massachusetts Institute of Technology in the United States, where she received two master’s degrees and multiple fellowship awards.

Silvercorp’s CEO and Chair, Dr. Rui Feng stated: “We are very pleased to welcome Ms. Cai to our Board. Helen is a distinguished finance and investment professional and brings a wealth of knowledge and expertise in capital markets, strategic planning, and M&A to our organization. We look forward to her valuable contributions in our ongoing merger and acquisition efforts to unlock value for our shareholders.”

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian and US securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors” and in the Company’s Annual Report on Form 40-F, and in the Company’s other filings with Canadian and U.S. securities regulators. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp’s Annual Information Form, can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.silvercorpmetals.com.